Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 20, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher Bellacicco

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-282688; 811-23166); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on November 5, 2024 and November 19, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Please explain whether the risk of high portfolio turnover is addressed in the Prospectus.

The Fund confirms that the risks of high portfolio turnover are disclosed under the “Multi-Manager Risk” factor, which states the following: “The multi-manager approach could increase the Fund’s portfolio turnover rates, which may result in higher trading costs and tax consequences associated with portfolio turnover that may adversely affect the Fund’s performance.”

2.	Please supplementally explain the discrepancy between the disclosures under “Net Asset Value” in the Prospectus and those within Note 3 of the Fund’s N-CSR as it relates to valuation of alternative credit investments.

The Fund confirms that the additional disclosure was added in response to comments received on the Registration Statement to add additional disclosure regarding the valuation of alternative credit investments in the Registration Statement and the Fund’s notes to its financial statements. The Fund confirmed in response to the comment received that the above-referenced disclosure will also be added to the valuation note to the Fund’s financial statements in its next filed shareholder report.

3.	Please obtain and file an updated consent for KPMG LLP that references the correct reports listed in the Registration Statement.

The Fund confirms that it will file an updated auditor’s consent as requested with the Revised Registration Statement.

DISCLOSURE COMMENTS

4.	Please confirm that should the Fund invest greater than 25% of its Managed Assets in loans originated by any one platform in the future, it will disclose the name of each platform through which the Fund invests greater than 25% of its assets a description of the platform and any unique risks that the platform presents in any applicable prospectus supplement.

The Fund so confirms.

5.	Please disclose in the “U.S. Federal Income Tax Matters” section of the Prospectus that due to investing in marketplace lending platforms, the Fund may not qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

The Fund confirms that the requested change will be made in the Revised Registration Statement.

6.	The first paragraph under the section entitled “Alternative Credit” on Page i of the Prospectus describes different assets that the Fund may invest in under the Alternative Credit Strategy. Roman numeral (iv) describes investments in private investment funds that purchase Alternative Credit. Please confirm that if such private funds would be registered but for Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended, the Fund’s investment in such entities would not exceed 15% of the Fund’s total assets.

The Fund so confirms.

7.	The first paragraph of Page i of the Prospectus includes the price of the Fund’s common shares as of August 31, 2024. Please provide such pricing as of the most recent practicable date.

The requested change will be made in the Revised Registration Statement.

8.	Please disclose under “Market and Net Asset Value Information” in the Prospectus the information for the quarter ended September 30, 2024, as required by Item 8.5(b) of Form N-2.

The requested change will be made in the Revised Registration Statement.

9.	Please add the following undertaking as Item 34, Undertaking #8 in Part C of the Registration Statement, or explain why the Fund does not believe such undertaking should be included: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the registration statement relating to such rights has been declared effective.”

The requested change will be made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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